July 7, 2005

VIA: EXPRESS MAIL AND EDGAR ELECTRONIC FILING

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:  XTL Biopharmaceuticals Ltd.
Form 20-FR12G filed on May 12, 2005
File No. 0-51310

Ladies and Gentlemen:

The undersigned registrant, XTL Biopharmaceuticals Ltd. (the “Company”), hereby requests that the Commission withdraw the above-referenced Registration Statement.

This request is made because the Company has yet to fulfill several corporate governance requirements in connection with the effectiveness of the Registration Statement and subsequent listing of the Company’s securities on the Nasdaq National Market. The Company intends to immediately file a new Registration Statement incorporating the Commission’s comments to the original Registration Statement and will seek effectiveness once all required corporate governance measures have been adopted. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Company receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Mark F. McElreath of Alston & Bird LLP at (212) 210-9595.

Sincerely,

/s/ Jonathan Burgin

Jonathan Burgin
Chief Financial Officer

cc: Mark F. McElreath